# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Clearmind Medicine Inc., CIK 0001892500
CUSIP: 185053600
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 101-1220 West 6th Avenue, Vancouver, Manitoba Canada (A2), V6H1A5
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001481867

## Reporting persons
- Iroquois Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 178,667; sole dispositive power 0; shared dispositive power 178,667; aggregate amount beneficially owned 178,667 (9.99% of the class)
  Comment: Includes 178,667 Common Shares issuable upon exercise of Warrants (See Item 4). As more fully described in Item 4, certain Warrants are subject to a 9.99% blocker (other than certain Warrants which are subject to a 4.99% blocker), and the percentage set forth in row (11) gives effect to such blockers. The shares reported in rows (6), (8) and (9) show the number of Common Shares issuable upon exercise of such reported securities, giving effect to the 9.99% blocker.
- Richard Abbe: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 168,000; shared voting power 178,667; sole dispositive power 168,000; shared dispositive power 178,667; aggregate amount beneficially owned 346,667 (9.99% of the class)
  Comment: Includes 346,667Common Shares issuable upon exercise of Warrants (See Item 4). As more fully described in Item 4, certain Warrants are subject to a 9.99% blocker (other than certain Warrants which are subject to a 4.99% blocker), and the percentage set forth in row (11) gives effect to such blockers. The shares reported in rows (5), (6), (7), (8) and (9) show the number of Common Shares issuable upon exercise of such reported securities, without giving effect to the 9.99% blocker.
- Kimberly Page: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 178,667; sole dispositive power 0; shared dispositive power 178,667; aggregate amount beneficially owned 178,667 (9.99% of the class)
  Comment: Includes 178,667 Common Shares issuable upon exercise of Warrants (See Item 4. As more fully described in Item 4, certain Warrants are subject to a 9.99% blocker (other than certain Warrants which are subject to a 4.99% blocker), and the percentage set forth in row (11) gives effect to such blockers. The shares reported in rows (6), (8) and (9) show the number of Common Shares issuable upon exercise of such reported securities, without giving effect to the 9.99% blocker.

## Item 1. Issuer
Name of issuer: Clearmind Medicine Inc.
Address of issuer's principal executive offices: 101-1220 West 6th Avenue, Vancouver, British Columbia V6H1A5

## Item 2. Person Filing
Name of person filing:
This statement is being filed by (i) Iroquois Capital Management LLC, a Delaware limited liability company ("Iroquois"), (ii) Richard Abbe, and (iii) Kimberly Page ("Mr. Abbe" and "Ms. Page," together with Iroquois, the "Reporting Persons").

Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund Ltd. ("Iroquois Master Fund") with Ms. Kimberly Page, each of whom is a director of the Iroquois Master Fund. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all Common Shares held by Iroquois Master Fund. Iroquois Capital is the investment advisor for Iroquois Master Fund and Mr. Abbe is the President of Iroquois Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of Iroquois Capital Investment Group LLC ("ICIG"). As such, Mr. Abbe may be deemed to be the beneficial owner of all Common Shares held by Iroquois Master Fund and ICIG. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person.
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 2 Overhill Road, Scarsdale, NY 10583.
Citizenship: Iroquois Capital Management LLC is a Delaware limited liability company. Richard Abbe is an individual who is a citizen of the United States of America. Kimberly Page is an individual who is a citizen of the United States of America.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages hereto. As of the date of the event which requires filing of this statement, Iroquois Master Fund held 0 Common Shares and Reported Warrants to purchase 178,667 Common Shares, and ICIG held 0 Common Shares and Reported Warrants to purchase 168,000 Common Shares. Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding Common Shares (other than certain Reported Warrants which are subject to a 4.99% blocker) (collectively, the "Blockers").
Percent of class: See Item 11 on the cover pages hereto. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on ?1,485,551 Common Shares outstanding as of June 15, 2026 as represented in the Company's Post-Effective Amendment No. 3 to Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 15, 2026, and assumes the exercise of the Company's reported warrants (the "Reported Warrants"), each subject to the Blockers (as defined below). The percentage set forth in Item 11 of the cover page for each Reporting Person gives effect to the Blockers, if applicable.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Iroquois Capital Management, LLC: /s/ Richard Abbe, Richard Abbe, President (08/12/2026)
- Richard Abbe: /s/ Richard Abbe, Richard Abbe (08/12/2026)
- Kimberly Page: /s/ Kimberly Page, Kimberly Page (08/12/2026)